Exhibit (e)(4)

300 Boston Scientific Way Marlborough, MA 01752 508-683-5537 Tel 508-683-4380 Fax www.bostonscientific.com September 1, 2016

Strictly Confidential

Joseph Kohls

Senior Managing Director

Guggenheim Securities, LLC

330 Madison Avenue, 14th Floor

New York, NY 10017

Dear Joe:

Following our most recent discussions, I am pleased to submit, on behalf of Boston Scientific Corporation (“BSC” or “we”), this updated indication of interest (“Indication of Interest”) with respect to an acquisition of EndoChoice Holdings, Inc. (“EndoChoice” or the “Company”).

Price. We propose to acquire 100% of EndoChoice’s equity in an all-cash acquisition, and are reaffirming the price of $8.00 per share.

Timeline/Exclusivity. This offer is contingent, among other things, upon EndoChoice agreeing to a three (3) week exclusivity period from the date of this letter. During that period, the Company will work exclusively with BSC to finalize due diligence and negotiate and sign definitive agreements. Further, unless directed by BSC consistent with the paragraph below on Structure, the Company agrees not to (i) enter into any term sheets, letters of intent, or other binding or non-binding agreements or instruments relating to any transaction involving the acquisition, directly or indirectly, of all or a substantial portion of the assets or equity of the Company, or the licensing of material intellectual property of the Company; or (ii) discuss business relationships related to any such transaction with third parties (and shall immediately terminate any current discussions) or provide any confidential information to any such third parties.

Structure. We propose to work with EndoChoice during the exclusivity period to agree on a transaction structure that expedites deal close. We anticipate that during the period between signing of definitive agreements and deal close we would conduct an expedited process to divest the FUSE business. While we will seek reasonable access and support from EndoChoice management to support this process, as well as covenants regarding operation of that business during the period between sign and close, there will be no closing condition relating to the outcome of the FUSE divestiture process.

Nondisclosure/Publicity. Information of BSC disclosed in this Indication of Interest (including, without limitation, the terms and existence of this Indication of Interest) and in any subsequent negotiations between the parties is considered to be confidential, proprietary, non-public information of BSC, and accordingly EndoChoice will not, without the prior written consent of BSC, disclose to any third party (other than confidentially to EndoChoice’s professional advisors in connection with the proposed transaction).

Nonbinding Proposal. This Indication of Interest is intended to provide a basis for Endochoice and BSC to finalize due diligence and negotiate definitive documents in respect of an acquisition. Until definitive written documents have been prepared and duly authorized, executed and delivered by each of the parties, none of the provisions of this Indication of Interest (other than this paragraph and the Timeline/Exclusivity and the Nondisclosure/Publicity paragraphs above, which shall each survive any termination or expiration of this Indication of Interest) shall be binding on either party and neither party shall be obligated to proceed with the proposed transactions or to continue any negotiations.

Expiration of this Proposal. This Indication of Interest will expire at 5PM Eastern Time on Friday September 2nd.

If you have any questions, please feel free to contact Michael Ryan, Director of Endoscopy Business Development, at (508) 683-5538 or myself at (508) 683-5537. We look forward to the next steps.

On behalf of BOSTON SCIENTIFIC CORPORATION:
By:	/s/ Charlie Attlan
Name:	Charlie Attlan
Title:	Senior Vice President, Corporate Strategy and Business Development
Accepted On behalf of
ENDOCHOICE HOLDINGS, INC:
By:	/s/ Mark Gilreath
Name:	Mark Gilreath
Title:	Chief Executive Officer